Exhibit 4.8

U.S. Bank National Association
535 Griswold, Suite 550
Detroit, Michigan 48226
Attention: Corporate Trust Administration

December 6, 2013
Tesoro Corporation
19100 Ridgewood Parkway
San Antonio, Texas 78259
Attention: Corporate Secretary
Re:    Release of Guarantor

Reference is made to (i) the Indenture, dated as of June 5, 2009 (as supplemented and amended from time to time, the “2009 Indenture”), among Tesoro Corporation (the “Company”), the guarantors named therein and the U.S. Bank National Association, as trustee (the “Trustee”), relating to the Company’s 9.75% Senior Notes due 2019; (ii) the Indenture, dated as of September 27, 2012 (as supplemented and amended from time to time, the “2012 Indenture” and, together with the 2009 Indenture, the “Indentures” and each individually, an “Indenture”), among the Company, the guarantors named therein and the Trustee, as trustee, relating to the Company’s 4.250% Senior Notes due 2017 and the Company’s 5.375% Senior Notes due 2022; and (iii) the Officers’ Certificate of the Company dated December 6, 2013 relating to the sale of all of the Capital Stock of Tesoro SoCal Pipeline Company LLC (“Tesoro SoCal”), a Restricted Subsidiary of the Company and a Guarantor, and the release of Tesoro SoCal as a Guarantor under each Indenture (the “Sale and Release”) (capitalized terms used herein without definition have the meanings assigned to them in the applicable Indenture).
The Trustee hereby acknowledges (i) the receipt of the foregoing Officers’ Certificate delivered by the Company pursuant to Section 10.04 of each of the Indentures in connection with the Sale and Release and (ii) that Tesoro SoCal has been released from its obligations under the Guarantee under each Indenture. This instrument shall serve to evidence such release.

U.S. BANK NATIONAL ASSOCIATION, as Trustee

By:	/s/ JAMES KOWALSKI
	Name:	James Kowalski
	Title:	Vice President

Tesoro SoCal Guarantor Release – Trustee Acknowledgment